SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                    For the quarter ended September 30, 2004

                        Commission file number 000-30690


                                  EUROTRUST A/S
                  (Translation of Company's name into English)


                               POPPELGARDVEJ 11-13
                                   2860 SOBORG
                                     DENMARK
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

                        Form 20-F [X]      Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

         NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

         NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [ ]      NO [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                            EUROTRUST A/S

                                              FORM 6-K

                                          TABLE OF CONTENTS

                                                                                                PAGE
                                                                                                ----

Disclosure Regarding Forward-Looking Statements...............................................     2

Exchange Rate Information.....................................................................     2

Unaudited Consolidated Condensed Balance Sheets

as of September 30, 2004 and December 31, 2003................................................     3

Unaudited Consolidated Condensed Statements of Operations for the nine-month and three-month
periods ended September 30, 2004 and 2003.....................................................     5

Unaudited Consolidated Condensed Statements of Shareholders' Equity for the Year Ended
December 31, 2003 and for the nine-month period
ended September 30, 2004......................................................................     6

Unaudited Consolidated Condensed Statements of Cash Flows for the nine-month periods ended
September 30, 2004 and 2003...................................................................     7

Notes To Unaudited Consolidated Condensed Financial Statements ...............................     9

Management's Discussion And Analysis Of Financial Condition And Results Of Operations.........    25

Risk Factors .................................................................................    36

Signature ....................................................................................    42

Index to Exhibits ............................................................................    43

                                            ------------

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This report on Form 6-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding our plans and objectives and future operations. Forward-looking statements attempt to predict future occurrences and are identified by words like "believe," "may," "intend," "will," "expect," "anticipate," "estimate" or "continue," or other comparable terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements included in this report are based on current expectations that involve numerous risks and uncertainties. Our plans and objectives are based, in part, on assumptions involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that our assumptions underlying the forward-looking statements are reasonable, any of these assumptions could prove inaccurate and, therefore, we cannot assure you that the forward-looking statements included in this report will prove to be accurate. We do not intend or assume any obligation to update these forward-looking statements. In light of the significant uncertainties inherent in the forward-looking statements included in this report, the inclusion of these statements should not be interpreted by anyone that we can achieve our objectives or implement our plans. Factors that could cause our actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, certain factors set forth in this Report under the heading Risk Factors on page 37 and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission on May 12, 2004, under the headings "Key Information - Risk Factors" (Item 3.D), "Information on the Company" (Item 4) and "Operating and Financial Review and Prospects" (Item 5).

                                  ------------

                            EXCHANGE RATE INFORMATION

         In this report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "DKK" are to Danish Kroner. We have converted DKK amounts as of September 30, 2004 into U.S. dollars at an exchange rate of $1.00 = DKK
5.9969, the exchange rate on September 30, 2004. We do not make any representation that the Danish Kroner amounts could have been, or could be, converted into U.S. dollars at that rate on September 30, 2004, or at any other rate.

                                  ------------

         Unless   specifically   indicated  or  the  context  clearly  indicates
otherwise all references to our ordinary shares shall include our American Depositary Shares (ADSs) and vice-versa.

                                  ------------

         We use the terms "we," "our," "us," "EuroTrust" and "the Company" to mean EuroTrust A/S and its subsidiaries and their respective predecessors.

                         EUROTRUST A/S AND SUBSIDIARIES

                      CONSOLIDATED CONDENSED BALANCE SHEETS
                                 (in thousands)

                                                                    December 31,           Unaudited
                                                                        2003           September 30, 2004
                                                                    ------------     ----------------------
                                                                        DKK            DKK           USD$
ASSETS
Current assets:
     Cash and cash equivalents                                          9,363          7,436        $ 1,240
     Restricted cash                                                       --          5,846            975
     Accounts receivable trade, net of allowances for doubtful
     accounts of DKK 2,239 in 2003 and DKK 1,252 in 2004               25,150         21,700          3,618
     Notes receivable, current                                             --          5,650            275
     Broadcasting rights, current                                         952          3,351            559
     Inventories                                                          128             --             --
     Deferred tax assets, current                                       2,036            403             67
     VAT receivables                                                      184            229             38
     Prepaid expenses and deposits                                     12,568            312             52
     Other receivables                                                  3,994         13,942          2,325
                                                                      -------        -------        -------
Total current assets                                                   54,375         58,869          9,149

     Marketable securities - available for sale                           304            304             51
     Notes receivable, net of current portion                              --          9,350          2,226
     Broadcasting rights, net of current portion                           --          4,339            723
     Rent and other deposits                                            1,379          1,319            220
     Other receivables                                                     64             64             11
     Long term investments at cost                                      2,494         12,732          2,123
     Investments in affiliated companies - equity method                1,500          1,500            250
     Property, plant and equipment, net                                55,341         86,971         14,502
     Goodwill                                                          23,941         25,785          4,300
     Deferred tax assets, net of current portion                          347            347             58
     License rights, net                                                1,100             --             --
                                                                      -------        -------        -------

Total assets                                                          140,845        201,580        $33,613
                                                                      =======        =======        =======


                                  (Continued )
 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.9969.
                             See accompanying Notes.

                         EUROTRUST A/S AND SUBSIDIARIES

                      CONSOLIDATED CONDENSED BALANCE SHEETS
                                 (in thousands)

                                                                       December 31,          Unaudited
                                                                           2003          September 30, 2004
                                                                       ------------    ----------------------
                                                                           DKK            DKK         USD $
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                                      26,914        28,565      $  4,763
     Accounts payable, related parties                                        477            --            --
     Accrued expenses                                                      26,282        16,860         2,811
     Equipment purchase obligation, current                                     0        12,152         2,026
     Deferred revenue                                                      35,139            --            --
     Secure Line of Credit, current                                             0        10,364         1,728
     Lease obligations, current                                             1,176             0             0
     Income tax payable                                                        61           120            20
                                                                         --------      --------      --------
Total current liabilities                                                  90,049        68,061        11,348

Long term liabilities:
     Long term equipment purchase obligation, net of current portion           --        12,364         2,062
     Deferred revenue, net of current portion                               1,576            --            --
                                                                         --------      --------      --------
Total long term liabilities                                                 1,576        12,364         2,062

Minority interest in subsidiaries                                           2,860            --            --

Shareholders' equity:
     Common shares - par value DKK 1.25, 49,050,000 and
     51,121,748 authorized, 31,753,364 and 33,824,888 issued at
     December 31, 2003 and September 30, 2004                              39,693        42,281         7,050
     Additional paid - in capital                                         526,040       526,522        87,799
     Accumulated deficit                                                 (515,840)     (433,243)      (72,244)
     Accumulative other comprehensive income                                  512           466            78
     Less treasury stock, 426,562 and 4,075,282 common shares
     in 2003 and 2004 respectively, at cost                                (4,045)      (14,871)       (2,480)
                                                                         --------      --------      --------
Total shareholders' equity                                                 46,360       121,155        20,203
                                                                         --------      --------      --------

Total liabilities and shareholders' equity                                140,845       201,580      $ 33,613
                                                                         ========      ========      ========


 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.9969.
                             See accompanying Notes.

                         EUROTRUST A/S AND SUBSIDIARIES

            UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                      (in thousands, except per share data)

                                                              NINE MONTHS ENDED SEPTEMBER 30,    THREE MONTHS ENDED SEPTEMBER 30,
                                                               2003        2004        2004        2003        2004        2004
                                                             --------    --------    --------    --------    --------    --------
                                                               DKK         DKK         USD $       DKK         DKK         USD $


Net Revenues                                                  123,044      89,693    $ 14,957      40,131      28,775    $  4,798

Operating expenses:
    Costs of revenue                                           62,279      50,491       8,419      23,243      15,002       2,502
    Selling and marketing expenses                             34,648      19,987       3,333      10,033       5,477         913
    General and administrative expenses                        29,689      18,499       3,085       7,766       5,555         926
    Depreciation and amortization                               5,901       7,057       1,177       1,892       2,916         486
                                                             --------    --------    --------    --------    --------    --------
    Total operating expenses                                  132,517      96,034      16,014      42,934      28,950       4,827
                                                             --------    --------    --------    --------    --------    --------

Operating loss                                                 (9,473)     (6,341)     (1,057)     (2,803)       (175)        (29)

    Interest income                                               117          55           9          52          19           3
    Interest expense                                           (1,566)       (561)        (94)       (157)       (306)        (51)
    Foreign exchange gain (loss), net                          (2,050)       (457)        (76)       (239)       (438)        (73)
    Gains from sales of business                                   82      90,956      15,167          82      27,626       4.608
    Other (expenses) income, net                                4,112      (1,238)       (206)      4,112        (999)       (167)
                                                             --------    --------    --------    --------    --------    --------

(Loss) income before income taxes and minority interest        (8,778)     82,414      13,743       1,047      25,727       4,291

    Income tax expense                                             --          --          --          --          --          --
    Minority interest in net (loss) income of subsidiaries       (497)        183          30        (258)         --          --
                                                             --------    --------    --------    --------    --------    --------

Net (loss) income                                              (9,275)     82,597    $ 13,773         789      25,727    $  4,291
                                                             ========    ========    ========    ========    ========    ========

Net (loss) income per average common share, basic               (0.33)       2.79    $   0.47        0.03        0.89    $   0.15
                                                             ========    ========    ========    ========    ========    ========

Net (loss) income per average common share, diluted             (0.33)       2.63    $   0.44        0.03        0.85    $   0.14
                                                             ========    ========    ========    ========    ========    ========

Weighted average common shares outstanding, basic              27,840      29,570      29,570      28,652      28,783      28,783
                                                             ========    ========    ========    ========    ========    ========

Weighted average common shares outstanding, diluted            27,840      31,393      31,393      28,911      30,311      30,311
                                                             ========    ========    ========    ========    ========    ========


 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.9969.
                             See accompanying Notes.

                         EUROTRUST A/S AND SUBSIDIARIES

       UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF SHAREHOLDERS' EQUITY (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                                                      NOTES
                                            COMMON   ADDITIONAL              OTHER COM-             RECEIVABLE
                                            SHARE      PAID-IN  ACCUMULATED  PREHENSIVE  TREASURY  FROM SALE OF
                                            AMOUNT     CAPITAL    DEFICIT      INCOME      STOCK      SHARES      TOTAL
                                           -------------------------------------------------------------------------------
                                              DKK        DKK        DKK         DKK         DKK         DKK        DKK

BALANCE AT DECEMBER 31, 2002                 34,006    532,280   (509,510)       (556)    (11,978)          0     44,242

Issuance of 4,550 common shares for cash
    through exercise of stock options         5,687        605                                                     6,292
Sale of treasury stock                                  (6,845)                             7,933                  1,088
Currency translation adjustments                                                  921                                921
Unrealized loss on investment
securities                                                                        147                                147
Net loss                                                           (6,330)                                        (6,330)
                                           -------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 2003                 39,693    526,040   (515,840)        512      (4,045)          0     46,360

Issuance of 1,712 common shares for cash
    through exercise of stock options         2,138        141                                                     2,279
Issuance of 360 common shares for cash
    through exercise of stock options           450        341                                                       791
Currency translation adjustments                                                  (46)                               (46)
Purchase of treasury stock                                                                (10,826)               (10,826)
Net income                                                         82,597                                         82,597
                                           -------------------------------------------------------------------------------

BALANCE AT SEPTEMBER 30, 2004                42,281    526,522   (433,243)        466     (14,871)          0    121,155


 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.9969.
                             See accompanying Notes.

                         EUROTRUST A/S AND SUBSIDIARIES

            UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                    NINE MONTHS ENDED SEPTEMBER 30,
                                                                   2003          2004          2004
                                                                 --------      --------      --------
                                                                   DKK           DKK           USD $
Cash flows from operating activities:

Net income (loss) from operations                                  (9,275)       82,597      $ 13,509
Adjustments to reconcile net income (loss) to
cash provided by (used in) operating activities:
      Depreciation, amortization and write down                     5,901         7,057         1,154
      (Gain) loss on sale business                                    (82)      (90,956)      (14,875)
      (Gain) loss on sale of fixed assets                             116            --            --
      Deferred tax                                                      0         1,633           267
      Minority interest                                               573          (183)          (30)

      Changes in operating assets and liabilities:
             Accounts receivable                                     (159)        3,450           564
             Broadcasting rights                                    2,853        (1,676)         (274)
             Inventories and other assets                             830           128            21
             Income tax payable                                      (474)           59            10
             Other receivables                                      6,413        (5,171)         (846)
             Accounts payable                                        (386)       (1,212)         (198)
             Accounts payable, related parties                    (12,833)         (477)          (78)
             Accrued expenses                                      (7,260)       (4,972)         (813)
             Deferred revenue                                       1,269         3,298           539
                                                                 --------      --------      --------
      Cash used in operating activities:                          (12,514)       (6,425)       (1,050)
                                                                 --------      --------      --------

Cash flows from investing activities:

      Proceeds (purchase) of short-term investments                (1,283)      (10,238)       (1,674)

      Acquisition of new business, net of cash                          0       (11,500)       (1,881)
      Proceeds from sale of business, net of cash                      82        45,492         7,440
      Purchase of fixed assets                                     (8,376)      (15,972)       (2,612)
      Proceeds from sales of fixed assets                             912             0             0
                                                                 --------      --------      --------
      Cash provided by (used in) investing activities:             (8,665)        7,782         1,273
                                                                 --------      --------      --------

Cash flows from financing activities:

      Net change in short-term borrowings                            (541)       10,364         1,695
      Sales (purchase) of treasury stock                            1,088       (10,826)       (1,771)
      Payments on leasing commitments                              (3,146)            0             0
      Net change in restricted cash                                   193        (5,846)         (956)
      Other                                                        (4,512)            0             0
      Proceeds from issuance of common shares and options           2,587         3,070           502
                                                                 --------      --------      --------
      Cash (used in) financing activities:                         (4,331)       (3,238)         (530)
                                                                 --------      --------      --------

Effect of exchange rate changes on cash and cash equivalents          954           (46)           (8)
                                                                 --------      --------      --------
Net decrease in cash and cash equivalents                         (24,556)       (1,927)         (315)
Cash and cash equivalents, beginning of period                     37,672         9,363         1,532
                                                                 --------      --------      --------
Cash and cash equivalents, end of period                           13,116         7,436      $  1,217
                                                                 ========      ========      ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
                                                                 ========      ========      ========
Cash paid for interest                                             (1,566)         (561)     $    (92)
                                                                 ========      ========      ========
Cash paid for taxes                                                     0             0             0
                                                                 ========      ========      ========


                                   (Continued)

                         EUROTRUST A/S AND SUBSIDIARIES

            UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                 (in thousands)

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

         During the nine months ended September 30, 2004, the Company purchased DKK 32,460 (excluding Value Added Tax (VAT)) of mobile production equipment under two equipment purchase agreements. At September 30, 2004 DKK 19,613 (excluding VAT) was still outstanding. The Company further reclassified DKK 1,176 in lease obligations currently payable to accounts payable.


 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.9969.
                             See accompanying Notes.

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


         The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America. However, certain information or footnote disclosures normally included in financial statements prepared in accordance with Generally Accepted Accounting Principles in the United States have been condensed, or omitted, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the financial statements include all normal recurring adjustments that are necessary for the fair presentation of the results of the interim periods presented. Interim results are not necessarily indicative of results for the fiscal year. These financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2003, as set forth in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on May 12, 2004.

         In preparing financial statements that conform with Generally Accepted Accounting Principles in the United States of America, management must make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and amounts of revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

         EuroTrust A/S and its subsidiaries (the "Company") engage in providing production and broadcasting services and Internet security products and services in Scandinavia.

         The Company is currently organized into two reportable service-based segments: A Production and Broadcasting Segment and an Internet Security Product and Services Segment.

PRODUCTION AND BROADCASTING SEGMENT

         The Company's Production and Broadcasting Segment consists of a broadcast media property and one of the largest media production companies in Scandinavia with a special focus on sports programming. The Company's media division also offers educational courses in television production.

         On December 31, 2003, the Company purchased the remaining 15% interest in Europe-Visions A/S. Europe-Visions A/S owned 75% of the outstanding shares of common stock of its subsidiary Mobile Broadcasting A/S, through March 31, 2004. The minority interests' proportionate share of income or loss of Europe-Vision A/S and Mobile Broadcasting is included in the consolidated statement of operations through March 31, 2004. On April 1, 2004, the Company purchased the remaining 25% interest of Mobile Broadcasting A/S for DKK 3 million and recorded goodwill of DKK 620.

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


INTERNET SECURITY PRODUCT AND SERVICE SEGMENT

         The Internet services segment monitors the royalty payments we receive in connection with the sale of our secure hosting (sold during the fourth quarter of 2003) and remote back-up services business (sold January 1, 2004).

         The Company's Internet Security Product and Services Segment offered trusted Internet security products and services including virus detection, email security products and vulnerability testing.

         On September 30, 2004 the Company sold the assets of Virus112, to Comendo A/S. Virus112 A/S, a wholly-owned subsidiary of the Company, is the subsidiary through which the Company offered virus detection products and services. The purchase price was approximately U.S. $2.5 million, of which U.S. $700,000 was paid in cash and the balance was paid by five-year note receivable, in the principal amount of a U.S. $1.8 million, bearing interest of 6% per annum and payable in quarterly installments. Comendo will also hire the Virus112 employees and assume the employee obligations of Virus112. In addition, Comendo will enter into a 5-year lease for the portion of the facility owned by EuroTrust that is occupied by Virus 112.

         The Company also provided secure remote backup services, digital video surveillance, secure hosting and Public Key Infrastructure (PKI) Services until the sale of these businesses in November 2003, December 2003, January 1, 2004 and April 1, 2004, respectively. The Company owned approximately 75% of its subsidiary EuroTrust Secure Hosting A/S until its sale on January 1, 2004.

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements are prepared in accordance with Generally Accepted Accounting Principles in the United States ("US GAAP") and include the accounts of EuroTrust A/S and its majority-owned subsidiaries.

         The following is a list of our significant operating subsidiaries and their jurisdiction of incorporation and our ownership interest in those subsidiaries at September 30, 2004:

                                         COUNTRY OF                           INTEREST
SUBSIDIARY                              INCORPORATION                        OWNERSHIP
----------                              -------------                        ---------

EuroTrust PKI Services A/S   (1)           Denmark               100.0% (Assets sold April 1, 2004)
EuroTrust Virus112 A/S       (2)           Denmark             100.0% (Assets sold September 30, 2004)
Europe-Visions A/S           (3)           Denmark                             100.0%
InAphone A/S                 (4)           Denmark                              60.0%


------------------------------------

     (1)      Formerly known as EuroTrust Denmark A/S.

     (2)      Formerly known as Virus112.com A/S.

     (3)      Formerly known as Euro909Media A/S

     (4)      Formerly known as 909.909 A/S

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


         Other significant operating subsidiaries consolidated under Europe-Visions A/S and their respective jurisdiction of incorporation and related ownership interest in those subsidiaries at September 30, 2004 includes:

                                                  COUNTRY OF           INTEREST
SUBSIDIARY                                      INCORPORATION          OWNERSHIP
----------                                      -------------          ---------

Ciac A/S (dk4)                                     Denmark              100.0%
Prime Vision A/S                                   Denmark              100.0%
Aarhustudiet A/S                                   Denmark              100.0%
Publishing & Management ApS                        Denmark              100.0%
TV Akademiet A/S                                   Denmark              100.0%
Mobile Broadcasting A/S                            Denmark              100.0%

         All intercompany balances and transactions have been eliminated in consolidation. The Company's investments representing a 20% to 50% interest in unconsolidated subsidiaries are accounted for by the equity method of accounting.

         At September 30, 2004, the Company had the following equity method investment:

                                                  COUNTRY OF           INTEREST
EQUITY INVESTMENTS                              INCORPORATION          OWNERSHIP
------------------                              -------------          ---------

Mediehuset Danmark ApS                             Denmark               25.0%

REPORTING CURRENCY

         The consolidated financial statements are stated in Danish Kroner ("DKK"), the local currency of the country in which the Company and its major subsidiaries are incorporated and operate. Balance sheet accounts of foreign subsidiaries are translated into DKK at the period-end exchange rate and items in the statement of operations are translated at the average exchange rate.
Resulting translation adjustments are charged or credited to a separate component of shareholders' equity.

         Translation adjustments arising from inter-company financing of a long-term investment nature are accounted for similarly. Some transactions of the Company and its subsidiaries are made in currencies other than the functional currency. Any resulting transactional gains and losses from these transactions are included in the income statement.

INFORMATION EXPRESSED IN US DOLLARS

         Translation of DKK amounts into US Dollar amounts is included solely for the convenience of the reader and has been made at the rate of 5.9969 DKK to one U.S. Dollar, the approximate exchange rate at September 30, 2004. Such translation should not be construed as a representation that the DKK amounts could be converted into U.S. Dollars at that or any other rate.

USE OF ESTIMATES

         The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements and the reported

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for items and matters such as the allowance for uncollectible accounts, inventory obsolescence, amortization, asset valuations, impairment assessments, taxes, guarantees and contingencies. Management bases its estimates on historical experience and on other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

CASH AND CASH EQUIVALENTS

         Cash   and   cash   equivalents   consist   of  cash   and   short-term
deposits/investments with maturities of less than three months at the time of purchase.

MARKETABLE SECURITIES - AVAILABLE FOR SALE

         The Company accounts for investments in Marketable securities in accordance with Statement of Financial Accounting Standard (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities". Under SFAS 115 the Company's investments in public companies are classified as "available-for-sale". These investments are carried at fair value based on quoted market prices. We review the marketable equity holdings in publicly traded companies on a regular basis to determine if any of the marketable securities have experienced an other-than-temporary decline in its fair value. We consider the investee company's cash position, earnings and revenue outlook, stock price performance over the past nine months, liquidity and management, among other factors, when reviewing the marketable equity securities. If it is determined that an other-than-temporary decline in fair value exists in a marketable equity security, we record an investment loss in the consolidated statement of operations.

LONG-TERM INVESTMENTS

         Investments in non-public companies are included in long-term investments in the consolidated balance sheet and are accounted for under the cost method. For these non-quoted investments, we regularly review the assumptions underlying the operating performance and cash flow forecasts based on information requested from these privately held companies. Generally, this information may be more limited, may not be as timely as and may be less accurate than information available from publicly traded companies. Assessing each investment's carrying value requires significant judgment by management. If it is determined that there is an other-than-temporary decline in the fair value of a non-public equity security, the Company writes-down the investment to its fair value and record the related write-down as an investment loss in the consolidated statement of operations.

TRADE ACCOUNTS RECEIVABLE

         Trade accounts receivable are recorded at the amount invoiced to customers and they do not bear interest. The allowance for doubtful accounts is the Company's best estimate of amount of probable losses resulting from the inability of our customers to make required payments. We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable balance, each customer's expected ability to pay and our collection history with each customer. We review significant invoices that are past due to determine if an allowance is appropriate based on the risk category using the factors described above.

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


BROADCASTING RIGHTS

         The Company acquires rights to broadcast programming and produce programming for exhibit on its cable television station. The costs incurred in acquiring and producing programs are capitalized and amortized over the greater of when the program is aired or the license period or the projected useful life of the programming. Program rights and the related liabilities are recorded at the gross amount of the liabilities when the license period has begun, the cost of the program is determinable, and the program is accepted and available for airing.

INVENTORIES

         Inventories principally consist of 38,000 (not in thousands) IBM Tivoli licenses at both December 31, 2003 and September 30, 2004, relating to our previously owned remote back-up business. Inventories are stated at the lower of cost or market with cost determined on the basis of the first-in, first-out method. In order to evaluate the designated market value of such assets the company investigates the available market for these products and their expected sales price. A total of 15,000 (not in thousands) of the IBM Tivoli licenses are held as collateral by IBM on a lease obligation payable to them.

PROPERTY, PLANT AND EQUIPMENT

         Building, technical equipment, furniture and fixtures, automobiles and leasehold improvements are carried at cost, less accumulated depreciation. Assets held under capital leases are recorded at the present value of minimum lease payments less accumulated depreciation. Land is carried at cost and is not depreciated.

         Buildings are depreciated on a straight-line basis over 50 years. Technical equipment, furniture and fixtures and automobiles are depreciated on a straight-line basis over the expected useful lives of between three and ten years. Leasehold improvements are amortized over the shorter of their expected lives, which is ten years or the non-cancelable term of the leases.

         The Company's building located in Soeborg, Denmark serves as collateral for the DKK 10,000 secured line of credit.

GOODWILL AND OTHER DEFINITE LIFE INTANGIBLE ASSETS

         The Company accounts for Goodwill and Other Intangibles Assets in accordance with provisions of SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. Goodwill represents the excess of costs over the fair value of the identifiable net assets of businesses acquired. Other definite life intangibles assets consist of license rights to virus scanning software and other intangible assets. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Impairment losses arising from this impairment test, if any, are included in operating expenses in the period of impairment. SFAS No. 142 requires that definite intangible assets with estimable useful lives be amortized over their respective estimated useful lives, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


IMPAIRMENT OF LONG-LIVED ASSETS

         In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

         Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimate undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated.

         The depreciable basis of assets that are impaired and continue in use is their respective fair values.

REVENUE RECOGNITION

         The Company derives revenues from two primary categories: (i) broadcasting, which includes cable and digital television subscriber income and program production income; and (ii) Internet services, which include managed public key infrastructure ("PKI") services and digital certificate services (until April 1, 2004), virus surveillance and detection services (until September 30, 2004), and royalty relating to remote data backup services. The Company's revenue recognition policies are in accordance with SEC Staff Accounting Bulletin ("SAB") No. 104, "REVENUE RECOGNITION, unless otherwise noted below. The revenue recognition policy for each of these categories is as follows:

         BROADCASTING

         The Company recognizes cable and digital television revenue in accordance with the terms of the contracts entered into with cable and digital television providers, which are based on the number of subscribers for the Company's television channel and as programming is made available to viewers. Revenue and costs associated with program production are recognized when programs are completed and delivered to our customers with no further obligation to them.

         INTERNET SERVICES

         The Company recognized revenues from issuances of digital certificates and managed PKI services, virus surveillance and detection services, and remote data backup, when all of the following criteria were met: (1) persuasive evidence of an arrangement exists, (2) delivery of products and services has occurred, (3) the fee is fixed or determinable and (4) collectibility is reasonably assured. We determine each of the criteria in our revenue recognition as follows:

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


         PERSUASIVE EVIDENCE OF AN ARRANGEMENT EXISTS. We enter into written agreements with our customers, that are signed by both the customer and the Company, or other related documentation from those customers who have previously negotiated an arrangement.


         DELIVERY OF PRODUCTS AND SERVICES HAS OCCURRED. Certificate and security technologies may be delivered physically or downloaded by the customer. Undelivered components of these technologies that are essential to the functionality of the products, if any are not recognized until delivery in full is complete.


         THE FEE IS FIXED OR DETERMINABLE. Agreements with customers do not include a right to return. The majority of the initial fees are due within one year or less. Should there be arrangements with payment terms that extending beyond customary payment terms, the fees then are considered not to be fixed or determinable, and revenues from such arrangements are recognized as payments become due and realizable.


         COLLECTIBILITY IS PROBABLE. Collectibility is assessed for each customer class of which there is a history of successful collection based upon a credit review. Initial determination that collectibility is not probable results in the revenues being recognized as cash is collected.

         In software arrangements involving multiple elements, as required by the EITF Issue 00-21, "Revenue Arrangements with Multiple Deliverables" and American Institue of Certified Public Accountants Statement of Position ("SOP") 97-2, as amended by SOP 98-9, the Company allocates and defers revenue for the undelivered elements based on vendor-specific objective evidence, or VSOE, of the fair value of the undelivered elements, and recognizes the difference between the total arrangement fee and the amount deferred for the undelivered elements as revenue. VSOE of each element is based on the price for which the undelivered element is sold separately. If VSOE does not exist for undelivered elements such as maintenance services, then the entire arrangement fee is recognized over the performance period.

         Fees from the sales of digital certificates and managed PKI services, which include bundled maintenance services that are not sold separately, were deferred and recognized ratably over the period that such contracted services were provided, usually 12 to 24 months.

         Revenues from virus surveillance and detection services, which include bundled maintenance services that were not sold separately, were deferred and recognized ratably over the period that the service was provided, usually 3 to 36 months.

         Up-front fees from hosting and remote data backup services were deferred and recognized ratably over the period that the services are provided, usually 3 to 12 months.

         The Company's consulting and installation services relating to secure communication, virus protection and network security were not essential to the functionality of the software. These software products were fully functional upon delivery and do not require any significant modification or alteration. Revenues from consulting and installation services, which were provided on a time and materials basis, were recognized as the services were performed and accepted by the customer.

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


INCOME TAXES

         The Company utilizes the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and to operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records a valuation allowance to reduce deferred tax assets to an amount which realization is more likely than not.

STOCK OPTIONS

         At September 30, 2004, the Company has a number of stock options outstanding. We apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES", and related interpretations including FASB Interpretation No. 44, "ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION AN INTERPRETATION OF APB NO. 25" issued in March 2000, to account for our fixed plan stock options.

         Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123 "ACCOUNTING FOR STOCK-BASED COMPENSATION," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure, an amendment of FASB Statement No. 123", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123 and No. 148, we have elected to continue to apply the intrinsic value-based method of accounting described above, and have adopted the disclosure requirements of SFAS No. 123 and No. 148.

         The following table (in DKK) illustrates the effect on net loss and net loss per share if we had applied the fair value recognition provisions of SFAS No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure, an amendment of FASB Statement No. 123" to stock-based employee compensation under which the estimated fair value of the options would have been expensed over the options' vesting periods:

                                                      2003         2004         2004
                                                    ---------------------------------
                                                      DKK          DKK         USD $

Reported net income (loss)                           (9,275)      82,597      $13,773
Reported stock-based compensation expense                 0            0            0
Pro forma stock-based compensation expense           (9,773)      (7,109)      (1,185)
                                                    -------      -------      -------
Pro forma net income (loss)                         (19,048)      75,488      $12,588

Reported basic income (loss) per share                (0.33)        2.79        $0.47
Reported diluted income (loss) per share              (0.33)        2.63        $0.44

Pro forma basic income (loss) per share               (0.68)        2.55        $0.43
Pro forma diluted income (loss) per share             (0.68)        2.40        $0.40

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


CONCENTRATION OF CREDIT RISK

         Cash and cash equivalents are, for the most part, maintained with several major financial institutions in Scandinavia. These balances are insured up to DKK 300 per account.

         The Company has a large number of small customers located throughout Scandinavia, and, to a limited extent, in certain Western European countries, and does not require collateral from its customers. The Company has one large customer in the broadcasting segment which alone accounts for 25% and 31% of the Company's consolidated net revenue for 2003, and the nine months ended September 30, 2004 respectively.

PENSIONS AND OTHER POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

         The Company contributes to insurance companies for defined contribution pension benefits agreements between employees and insurance companies. The Company's contributions are expensed as incurred. The Company has no future liabilities related to pensions beyond its contribution.

         Other than the pension benefits described above, the Company does not provide its employees with post-retirement and post-employment benefits.

RECENTLY ISSUED ACCOUNTING STANDARDS

         In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") No, 104 "REVENUE RECOGNITION" which codifies, revises and rescinds certain sections of SAB No. 101, "REVENUE RECOGNITION", in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on EuroTrust consolidated financial position, results of operations or cash flows.

         In January 2003, the FASB issued Interpretation No. 46, "CONSOLIDATION OF VARIABLE INTEREST ENTITIES, AN INTERPRETATION OF ACCOUNTING RESEARCH BULLETIN ("ARB") NO. 51." In December 2003, the FASB issued a revision to Interpretation No. 46, and interpretation of ARB Opinion No. 51 ("FIN 46R"). FIN 46R clarifies the application of ARB 51 "CONSOLIDATED FINANCIAL STATEMENTS," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders. FIN 46R requires the consolidation of these entities, known as variable interest entities ("VIE's"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

         Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the interpretation for public companies to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the unmodified provisions of the interpretation to entities that were previously considered "special-purpose entities" in practice and under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003.

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


         Among the scope expectations, companies are not required to apply FIN 46R to an entity that meets the criteria to be considered a "business" as defined in the interpretation unless one or more of four named conditions exist. FIN 46R applies immediately to a VIE created or acquired after January 31, 2003. EuroTrust does not have any interests in VIE's and the adoption of FIN 46R did not have a material impact on EuroTrust financial position, results of operations or cash flows.

         In March 2004, the FASB issued EITF Issue No. 03-1 ("EITF 03-1"), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 includes new guidance for evaluating and recording impairment losses on debt and equity instruments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. The accounting guidance provided in EITF 03-1 is effective for fiscal years beginning after June 15, 2004, while the disclosure requirements are effective for annual periods ending after June 15, 2004. The Company does not expect the adoption of EITF 03-1 will have a material impact on its financial position, results of operations, or cash flows.

PURCHASE OF EQUIPMENT

         The Company entered into two agreements to purchase approximately DKK 32,460 in production equipment. The DKK 32,460 obligation is payable in quarterly payments of DKK 2,746 through August 30, 2006. At September 30, 2004 the remaining obligation totaled DKK 19,613.

EARNINGS PER SHARE

         Basic net (loss) income per share is computed by dividing net (loss) income (numerator) by the weighted-average number of shares of common stock outstanding during the period (denominator). Diluted net (loss) income per share gives effect to stock options considered to be potential common shares, if dilutive. Potential common shares consist of shares issuable upon the exercise of stock options computed using the treasury stock method.

         The following table presents the computation of basic and diluted average common shares outstanding:

                                                NINE MONTH PERIOD ENDED       THREE MONTH PERIOD ENDED
                                                     SEPTEMBER 30,                 SEPTEMBER 30,

                                                2003              2004         2003              2004
                                               ------------------------       ------------------------
Determination of basic and diluted shares:

Weighted-average shares outstanding            27,840            29,570         28,652          28,783
Potential dilutive securities - stock options      --             1,823            259           1,528
                                               ------            ------         ------          ------

Basic and diluted average common shares
outstanding                                    27,840            31,393         28,911          30,311
                                               ======            ======         ======          ======

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


         At September 30, 2004 the Company had 1,540 stock options outstanding to purchase ordinary shares of the Company at DKK 4.68 to DKK 8.40 per share that were not included in the earnings per share computation because their effect would be anti-dilutive.

         At September 30, 2003 the Company had 2,304 stock options outstanding to purchase ordinary shares of the company at DKK 2.75 to DKK 8.40 per share that were not included in the earnings per share computation because their effect would be anti-dilutive.

TREASURY STOCK

         On April 1, 2004, the Company, repurchased 2,748,720 (not in thousands) of its ordinary shares from VeriSign for DKK 6,997 in connection with the sale of assets of PKI to VeriSign.

         On July 14, 2004 the Company, repurchased 900,000 (not in thousands) of its ordinary shares from a non- affiliate of the Company for DKK 3,823.

BUSINESS ACQUISITION

         On April 23, 2004, the Company's subsidiary engaged in the development and marketing of mobile phone software technologies, InAphone A/S (formerly known as 909.909 A/S) acquired the assets of Ideation House ApS in a transaction accounted for as a purchase. The terms of the purchase required the Company to surrender 40% of the outstanding equity of InAphone A/S to the new management and to loan DKK 3,000,000 (not in thousands) of working capital to InAphone A/S. The consolidated financial statements include the results of operations of InAphone A/S from April 23, 2004 through September 30, 2004. Further, the net loss for InAphone A/S for the period from April 23, 2004 through September 30, 2004 applicable to the 40% minority interest were not allocated to the non-controlling interest as there is an inability of the minority interest to share in such losses.

         The Company acquired the operations of InAphone A/S with the intention of using InAphone technology to increase the use of media in mobile phones and hand-held personal organizers, which will potentially stimulate growth opportunities for the Company's media production operations.

BUSINESS DIVESTITURES

         Internet Hosting

         In January 2004, the Company sold its hosting subsidiary, EuroTrust Secure Hosting A/S, to Mondo A/S. The consideration we received includes a three-year royalty agreement on future sales generated from our transferred customer base. The agreement includes a minimum royalty of DKK 7.1 million over the three-year period.

         Internet Security Product and Services Operations

         On April 1, 2004, the Company sold the Secure Socket Layer certificate assets of EuroTrust PKI to VeriSign. EuroTrust PKI, a wholly-owned subsidiary of the Company, is the operation through which the Company sells Public Key Infrastructure (PKI) Services, including VeriSign's SSL certificates and related services in Austria, Switzerland, Finland, Norway, Sweden and Denmark. Under the terms of the agreement, VeriSign paid the Company U.S. $8.5 million in cash and assume the ongoing obligations of EuroTrust PKI SSL contracts.

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


      In connection with the sale VeriSign agreed to lease certain office space and equipment from the Company. The lease calls for VeriSign to make monthly payments of U.S. $10,417 (not in thousands) through April 1, 2007. VeriSign may cancel the lease after 18 months through the payment of a U.S. $50,000 (not in thousands) cancellation fee.

      The following table summarizes the proceeds received, the assets and liabilities divested and the gain recorded by the Company on the closing date of the sale to VeriSign:


                                                                   APRIL 1, 2004
                                                                   -------------
                                                                   (IN THOUSANDS
                                                                        DKK)
Proceeds from sale of EuroTrust PKI assets:
      Cash received                                                    46,312
      Cash held in escrow                                               5,959
                                                                       ------
                                                                       52,271
                                                                       ======
Assets and liabilities divested in sale of EuroTrust PKI assets:
      Current assets                                                    8,888
                                                                       ------
            Total assets divested                                       8,888
                                                                       ------
      Current deferred revenue                                         29,620)
                                                                       ------
            Total liabilities divested                                 29,620)
                                                                       ------
            Net liabilities divested                                   20,732)
                                                                       ======
      Write-down of related property and equipment in connection
      with the sale                                                     9,367
                                                                       ======
      Legal and related cost of divestiture                               574
                                                                       ======

Gain on sale of business                                               63,062
                                                                       ======


         On September 30, 2004 the Company sold the assets of Virus112, to Comendo A/S. Virus112 A/S, a wholly-owned subsidiary of the Company, is the subsidiary through which the Company offered virus detection products and services. The purchase price was approximately U.S. $2.5 million, of which U.S. $700,000 was paid in cash and the balance was paid by a five-year note receivable in the principal amount of U.S. $1.8 million, bearing interest of 6% per annum, and payable in quarterly installments. Comendo will also hire the
Virus112 employees and assume the employee and the ongoing contractual obligations of Virus112. In addition, Comendo will enter into a 5-year lease for the portion of the facility owned by the Company that is occupied by Virus 112.

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


         In connection with the sale Comendo agreed to lease certain office space and equipment from the Company. The lease calls for Comendo to make monthly payments of DKK 79,166.67 (not in thousands) the first 6 months and afterwards DKK 112,500 through September 30, 2009.


                                                              SEPTEMBER 30, 2004
                                                              ------------------
                                                              (IN THOUSANDS DKK)
Proceeds from sale of Virus112 A/S assets:
      Cash received (October 1, 2004)                                4,000
      Notes receivable                                              11,000
                                                                   -------
                                                                    15,000
                                                                   =======
Assets and liabilities divested in sale of EuroTrust PKI
   assets:
      Current assets                                                 3,190
                                                                   -------
            Total assets divested                                    3,190
                                                                   -------
      Current deferred revenue                                     (10,868)
                                                                   -------
            Total liabilities divested                             (10,868)
                                                                   -------
            Net liabilities divested                                (7,678)
                                                                   =======
      Write-down of related property and equipment in
      connection with the sale                                       1,741
                                                                   =======
      Related cost of divestiture                                    1,200
                                                                   =======

Gain on sale of business                                            19,737
                                                                   =======


         The gains on the sale of the Company's Internet security product and services operations and on the Internet security division's assets were included in the Gain from sales of business line item on the consolidated condensed statements of operations.

STOCK OPTIONS

         During the nine months ended September 30, 2004, the Board authorized the grant and issuance of 2,608 stock options each to purchase one common share at various share prices ranging from U.S. $ 0.54 to U.S. $ 0.63 to employees and directors of the Company. The exercise price of the options was equal to the market price on the date of grant. Of these stock options, 2,008 are exercisable during the year of grant through their expiration dates ranging from May 12, 2007 to May 12, 2009.

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


         A  summary  of  the  Company's  stock  option  activity,   and  related
information for the nine-month period ended September 30, 2004 is as follows:

                                         SEPTEMBER 30, 2004
                                                   WEIGHTED
                                       OPTIONS      AVERAGE
                                                EXERCISE PRICE
                                                --------------
                                                     USD $

   Outstanding, beginning of period      5,676           $0.52
   Granted                               2,608           $0.59
   Exercised                            (2,072)          $0.22
   Forfeited                                 0               0
   Expired                                (295)          $1.33
                                       -----------------------
   Outstanding, end of period            5,917           $0.61
   Exercisable, end of period            5,317           $0.61
Weighted average fair value of
options granted during the year                          $0.53


         The fair value of the stock options granted during the nine months ended September 30, 2004 was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions

                                                            2004
                                                          -------
Risk free interest rate                                    3.47%
Dividend yield                                               0%
                                                          -------
ADR's Annual historical volatility                          160%
Expected life of the options - years                        4.5


      The following table summarizes information about stock options outstanding as of September 30, 2004:

   RANGE OF                         WEIGHTED-AVERAGE     WEIGHTED-AVERAGE                     WEIGHTED-AVERAGE
EXERCISE PRICES       SHARES            REMAINING         EXERCISE PRICE        SHARES         EXERCISE PRICE
    USD ($)         OUTSTANDING     CONTRACTUAL LIFE          USD ($)         EXERCISABLE          USD ($)
---------------     -----------     ----------------     ----------------     -----------     ----------------

 $0.20 - $0.25              992         3.4 years              $0.22                  992          $0.22
 $0.41 - $0.48              300         2.8 years              $0.47                  300          $0.47
 $0.39 - $0.55              457         0.7 years              $0.55                  457          $0.55
 $0.54 - $0.63            2,608         4.1 years               0.59                2,008          $0.57
 $0.78 - $1.09            1,355         0.56 years              0.91                1,355          $0.91
 $1.12 - $1.78              205         0.26 years              1.16                  205          $1.16
                    -----------     ----------------     ----------------     -----------     ----------------

     Total                5,917         2.71 years              0.61                5,317          $0.61

         In accordance with APB No. 25, no compensation cost was recognized in income for any of the years presented above as the exercise prices for the options equalled or was greater than the then current market price of the underlying ordinary shares on the date of grant.

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


SECURED LINE OF CREDIT

         At September 30, 2004, the Company had a secured line of credit from banks totaling DKK 10 million, from which all have been drawn. Interest is payable on the line at a floating rate based on the market rates of the major banks. The weighted average interest rate as of September 30, 2004 was 5.5%. In Denmark, a line of credit, such as that used by us, can be cancelled upon three months notice. Any termination would result in the principal and interest becoming due and payable immediately. The line of credit has been used for working capital purposes. The line is secured by the office building owned by the Company.

SEGMENT REPORTING

         The Company's Chief Operating Decision-maker, as defined in SFAS No. 131, is considered to be Aldo Pedersen, EuroTrust's CEO. The Chief Operating Decision-maker reviews separate consolidated financial information for the Internet services business segment and the Broadcast media business segment. Each of the Company's business segments are managed separately because they offer and distribute distinct services to different customer segments. The Company therefore considers that it has two reportable segments under SFAS 131
(i) Internet services and (ii) Broadcast media.

         The Chief Operating Decision-maker evaluates performance and allocates resources based on profit or loss from operations before interest, gains and losses on the Company's investment portfolio, and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

         Reportable segment information for each of the periods ended September 30, 2003 and 2004 is presented in the following table:

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


                                                 NINE MONTHS ENDED SEPTEMBER 30,          THREE MONTHS ENDED SEPTEMBER 30,
                                                2003          2004          2004          2003          2004          2004
                                              --------      --------      --------      --------      --------      --------
                                                DKK           DKK           USD $         DKK           DKK           USD $
INTERNET SERVICES:
Net revenue                                     59,509        22,100        $3,685        18,367         4,267          $711
Operating expenses:
      Costs of revenue                          24,655         8,875         1,479         9,988         2,057           343
      Selling and marketing expenses            26,974        10,646         1,775         7,476         2,519           420
      General and administrative expenses       19,725         8,160         1,362         4,844         2,526           421
      Depreciation and amortization              3,043         1,507           251           919           439            73
                                              --------      --------      --------      --------      --------      --------
      Total operating expenses                  74,397        29,188         4,867        23,227         7,541         1,257
                                              --------      --------      --------      --------      --------      --------
Operating loss                                 (14,888)       (7,088)      $(1,182)       (4,860)       (3,274)        $(546)
                                              --------      --------      --------      --------      --------      --------
Total assets                                    63,542        75,811       $12,641        63,542        75,811       $12,641

BROADCASTING:
Net revenue                                     63,535        67,593       $11,272        21,764        24,508        $4,087
Operating expenses:
      Costs of revenue                          37,624        41,616         6,940        13,255        12,945         2,159
      Selling and marketing expenses             7,674         9,341         1,558         2,557         2,958           493
      General and administrative expenses        9,964        10,339         1,723         2,922         3,029           505
      Depreciation and amortization              2,858         5,550           926           973         2,477           413
                                              --------      --------      --------      --------      --------      --------
      Total operating expenses                  58,120        66,846        11,147        19,707        21,409         3,570
                                              --------      --------      --------      --------      --------      --------
Operating income                                 5,415           747          $125         2,057         3,099          $517
                                              --------      --------      --------      --------      --------      --------
Total assets                                    72,718       125,769       $20,972        72,718       125,769       $20,972

CONSOLIDATED
Net revenue                                    123,044        89,693       $14,957        40,131        28,775        $4,798
Operating expenses:
      Costs of revenue                          62,279        50,491         8,419        23,243        15,002         2,502
      Selling and marketing expenses            34,648        19,987         3,333        10,033         5,477           913
      General and administrative expenses       29,689        18,499         3,085         7,766         5,555           926
      Depreciation and amortization              5,901         7,057         1,177         1,892         2,916           486
                                              --------      --------      --------      --------      --------      --------
      Total operating expenses                 132,517        96,034        16,014        42,934        28,950         4,827
                                              --------      --------      --------      --------      --------      --------
Operating loss                                  (9,473)       (6,341)      $(1,057)       (2,803)         (175)         $(29)
                                              ========      ========      ========      ========      ========      ========
Total assets                                   136,260       201,580       $33,613       136,260       201,580       $33,613


 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.9969.
                             See accompanying Notes.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         On September 30, 2004 we sold the assets of our wholly owned subsidiary, Virus112, to Comendo A/S. The purchase price was approximately U.S. $2.5 million, of which U.S. $700,000 was paid to us in cash on October 1, 2004, and the balance was paid by a five-year note receivable in the principal amount of U.S. $1.8 million, bearing 6% interest per annum. Virus112 A/S is the subsidiary through which we offered virus detection products and services.
Comendo also agreed to hire all Virus 112 employees and assume all of our obligations to them and to enter into a five-year lease with us to rent the facilities housing Virus 112's operations.

         On April 1, 2004, we sold the Secure Socket Layer certificate assets of EuroTrust PKI to VeriSign. EuroTrust PKI, our wholly-owned subsidiary, was the subsidiary through which we sold Public Key Infrastructure (PKI) Services, including VeriSign's SSL certificates and related services in Austria,
Switzerland, Finland, Norway, Sweden and Denmark. Under the terms of the agreement, VeriSign paid us U.S. $8.5 million in cash and assumed the ongoing obligations of EuroTrust PKI SSL contracts.

         Our business now consists of two distinct divisions, a broadcast media division and an Internet services division, of which only our broadcast media division will have an operating business. Our broadcast media operating business consists principally of dk4, a Danish cable/satellite television station and Europe-Visions one of the largest mobile television production companies in Scandinavia which owns and operates a fleet of eight state-of-the-art mobile units, including one of the few high definition television units in Northern Europe. The Internet services division will monitor the royalty payments we receive in connection with the sale of our secure hosting (sold during the fourth quarter of 2003) and remote back-up services business (sold January 1,
2004).

CRITICAL ACCOUNTING POLICIES

         The discussion and analysis of our financial condition and results of operations are based upon our condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our consolidated financial statements, so we consider these to be our critical accounting policies. See "Summary of Significant Accounting Policies" in the consolidated financial statements for more information about these critical accounting policies, as well as descriptions of other significant accounting policies.

         ALLOWANCE FOR DOUBTFUL ACCOUNTS

         We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable balance, each customer's expected ability to pay and our collection history with each customer. We review significant invoices that are past due to determine if an allowance is appropriate based on the risk category using the factors described above. We also monitor our accounts receivable for any build up of concentration to any one customer, industry or geographic region. To date our receivables have not had any particular concentrations that, if not collected, would have a significant impact on our operating income. We require all acquired companies to adopt our credit policies. The allowance for doubtful accounts represents our best estimate, but changes in circumstances relating to accounts receivable may result in a requirement for additional allowances in the future.

         BROADCAST PROGRAMMING RIGHTS

         We acquire rights to broadcast programming and produce programming to exhibit on our cable television station. The costs incurred in acquiring and producing programs are capitalized and amortized over the greater of when the program is aired or the license period or the projected useful life of the programming. Program rights and the related liabilities are recorded at the gross amount of the liabilities when the license period has begun, the cost of the program is determinable, and the program is accepted and available for airing.

         LONG-TERM INVESTMENTS

         We invest in securities of companies for business and strategic purposes. These investments are in the form of equity securities of private companies for which there is no public market. These companies are typically in the early stage of development and are expected to incur substantial losses in the near-term. Therefore, we may never realize any return on these investments. Further, if these companies are not successful, we could incur charges related to write-downs or write-offs of these investments.

         We review, the assumptions underlying the operating performance from these privately held companies on an annual basis. This information may be more limited, may not be as timely and may be less accurate than information available from publicly traded companies. If we determine that an other-than-temporary decline in fair value of the investment exists, we write-down the investment to its fair value and record the related write-down as an investment loss in our consolidated statement of operations.

         No write-downs were made in the nine months ended September 30, 2004.

         Our long-lived assets totaled DKK 87.0 million, as of September 30, 2004, which consist primarily of rights, other intangible assets and property and equipment subject to amortization and depreciation. We test long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. Such events or circumstances include, but are not limited to:

     o   a significant decrease in the market price of a long-lived asset;

     o a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition;

     o a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset;

     o a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset; and

     o a current expectation that it is probable that a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

         An impairment loss would be recognized when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Such impairment loss would be measured as the difference between the carrying amount of the asset and its fair value, which is usually based on future estimated discounted cash flows. Significant judgment is required in the forecasting of future operating results, which are used in the preparation of projected cash flows. If we made different judgments or utilized different estimates, material differences may result in write-downs of net long-lived and intangible assets, which would be reflected by charges to our operating results for any period presented.

         No impairment charges were recorded in the nine months ended September 30, 2004.

         GOODWILL

         We account for acquisitions under the purchase method of accounting, typically resulting in goodwill. Statement of Financial Accounting Standards
(SFAS) No. 142, Goodwill and Other Intangible Assets, requires us to assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. The statement requires estimates of the fair values of our reporting units. If we determine the fair values of a reporting unit is less than the carrying amount recorded on our Consolidated Balance Sheet, we will record the related impairment loss. The measurement of the impairment loss involves comparing the fair value of the reporting unit with the fair values of the recognized and unrecognized assets and liabilities to arrive at an implied fair value of goodwill, which is then compared to the book value of the goodwill of the reporting unit. At September 30, 2004, we had DKK 25.8 million of goodwill recorded on our Consolidated Condensed Balance Sheet. The entire goodwill was recorded in our Broadcast media segment.

         We performed our annual impairment assessment of goodwill in accordance with the provisions of SFAS No. 142. In testing for potential impairment, we measured the estimated fair value of our reporting units based upon discounted future operating cash flows using a discount rate reflecting our estimated discount rate for the specific reporting units. Differences in assumptions used in projecting future operating cash flows and estimated discount rate could have a significant impact on the determination of impairment amounts.

         In estimating future cash flows we used our internal budgets. Our budgets were based on recent sales data for existing products and expected growth rates for the Internet security services and framework agreements entered into with customers in the broadcasting segment. These budgets were based on current royalty percentages, expected staffing levels and expected inflation.

         Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

         For the year ended December 31, 2003, based on our annual impairment assessment of goodwill, there were no impairment charges. No impairment charge has been made in the nine months ended September 30, 2004.

         INVENTORIES

         The inventory principally consists of 38,000 IBM Tivoli licenses relating to our remote back-up business. These licenses were written-off in 2002 and have no carrying value at September 30, 2004. Inventories are stated at the lower of cost or market with cost determined on the basis of the first in, first out method.

         Management must make estimates about the future customer demand for IBM Tivoli licenses when establishing the appropriate loss provisions for inventory. When making these estimates, we consider general economic conditions and historical sales of licenses, the market acceptance of the current generation of licenses, the available market for these products and expected sales prices for the licenses. These judgments must be made in the context of our customers' shifting technology needs. A misinterpretation or misunderstanding of any of these conditions could result in significant changes to the provisions determined to be appropriate as of the balance sheet date.

COMMON EUROPEAN CURRENCY

         The Treaty on European Economic and Monetary Union, or EU, provides for the introduction of a single European currency, the Euro, in substitution for the national currencies of the member states of the EU that adopt the Euro. This was effective on January 1, 2002. The Euro was introduced and foreign exchange operations in the Euro commenced on January 1, 1999 when irrevocable conversion rates were set between the national currencies of the eleven member states of the EU that qualified to participate, and elected to participate in the Euro. Denmark, Sweden and the United Kingdom elected not to participate in the Euro. Norway is not currently a member state of the EU. Finland, Austria and Italy qualified and elected to participate. The change to the Euro has not had a significant financial effect on us.

UNAUDITED CONSOLIDATED RESULTS

THREE MONTHS ENDED SEPTEMBER 30, 2004 COMPARED WITH THREE MONTHS ENDED SEPTEMBER 30, 2003

         Net revenue for the three months ended September 30, 2004 was DKK 28.8 million, a decrease of DKK 11.3 million, or 28.3%, compared to Net revenue of DKK 40.1 million for the three months ended September 30, 2003. The table below compares revenues for the relevant periods on a segment-by-segment basis.

                           NET REVENUE       AMOUNT OF    PERCENTAGE
                                              INCREASE     INCREASE
                        2003        2004     (DECREASE)   (DECREASE)
                      -------     -------    ----------   ----------
                                 (IN THOUSANDS OF DKK)
Internet services      18,367       4,267     (14,100)      (76.8%)
Broadcast media        21,764      24,508       2,744        12.6%
                      -------     -------     -------      -------
Total                  40,131      28,775     (11,356)      (28.3%)


         The decrease in Net revenue in our Internet services segment reflects the fact that during 2003, we made the decision to change our strategic focus to our broadcasting business and consequently, we sold our Public Key Infrastructure business to VeriSign on April 1, 2004, our Hosting business to Mondo A/S as of January 1, 2004, all activity in our Remote backup business to MUNK IT A/S as of November 30, 2003, EuroTrust France as of December 31, 2003 and our surveillance business in Realtime Security and our Swedish subsidiary EuroTrust Sweden AB as of November 30, 2003 and December 31, 2003, respectively. The increase in Net revenue in our Broadcast media segment for the three months ended September 30, 2004 reflects an increase in the number of subscribers to dk4, and an increase in the leasing of production equipment, and in the growth in the production of programs for outside parties.

         Total operating expenses for the three months ended September 30, 2004 were DKK 29.0 million, a decrease of DKK 13.9 million, or 32.4%, compared to total operating expenses of DKK 42.9 million for the three months ended September 30, 2003. Total operating expenses include Costs of revenue, Selling and marketing expenses, General and administrative expenses and Depreciation and amortization. For the three months ended September 30, 2004 compared to the same period in 2003, the percentage of total net revenues represented by each of the following expenses are as follows: (i) Costs of revenue were 52.1% compared to 57.9%; (ii) Selling and marketing expenses were 19.0% compared to 25.0%; (iii) General and administrative expenses were 19.3% compared to 19.4%; and (iv) Depreciation and amortization expenses were 10.1% compared to 4.7%. The tables below show our operating expenses by category on a segment-by-segment basis.


                        COSTS OF REVENUE     AMOUNT OF    PERCENTAGE
                                              INCREASE     INCREASE
                        2003        2004     (DECREASE)   (DECREASE)
                      -------     -------    ----------   ----------
                                 (IN THOUSANDS OF DKK)
Internet services       9,988       2,057      (7,931)      (79.4%)
Broadcast media        13,255      12,945        (310)       (2.3%)
                      -------     -------     -------      -------
Total                  23,243      15,002      (8,241)      (35.5%)


                          SELLING AND        AMOUNT OF    PERCENTAGE
                           MARKETING          INCREASE     INCREASE
                        2003        2004     (DECREASE)   (DECREASE)
                      -------     -------    ----------   ----------
                                 (IN THOUSANDS OF DKK)
Internet services       7,476       2,519      (4,957)      (66.3%)
Broadcast media         2,557       2,958         401        15.7%
                      -------     -------     -------      -------
Total                  10,033       5,477      (4,556)      (45.4%)

                          GENERAL AND        AMOUNT OF    PERCENTAGE
                         ADMINISTRATIVE       INCREASE     INCREASE
                        2003        2004     (DECREASE)   (DECREASE)
                      -------     -------    ----------   ----------
                                 (IN THOUSANDS OF DKK)
Internet services       4,844       2,526      (2,318)      (47.9%)
Broadcast media         2,922       3,029         107         3.7%
                      -------     -------     -------      -------
Total                   7,766       5,555      (2,211)      (28.5%)


                        DEPRECIATION AND     AMOUNT OF    PERCENTAGE
                          AMORTIZATION        INCREASE     INCREASE
                        2003        2004     (DECREASE)   (DECREASE)
                      -------     -------    ----------   ----------
                                 (IN THOUSANDS OF DKK)
Internet services         919         439        (480)      (52.2%)
Broadcast media           973       2,477       1,504       154.6%
                      -------     -------     -------      -------
Total                   1,892       2,916       1,024        54.1%


         With respect to our Internet services segment, costs of revenue decreased by DKK 7.9 million to DKK 2.1 million which is primarily attributable to our decision to change our strategic focus to our broadcasting business and the sale of all non-profitable Internet businesses during fourth quarter of 2003 and the first quarter of 2004 and the sale of our Public Key Infrastructure business to VeriSign on April 1, 2004. For the three months ended September 30, 2004 compared to the same period in 2003, the percentage of segment revenue represented by each of the following expenses are as follows: (i) Costs of revenue were 48.2% compared to 60.9%; (ii) Selling and marketing expenses were 59.0% compared to 40.7%; (iii) General and administrative expenses were 59.2% compared to 26.4%; and (iv) Depreciation and amortization expenses were 10.3% compared to 5.0%. The increase in Selling and marketing, General and administrative, and Depreciation and amortization, expenses primarily reflects the reduction in Net revenue from the sale of all non-profitable internet businesses in fourth quarter of 2003 and the first quarter of 2004 and the sale of our Public Key Infrastructure business to VeriSign on April 1, 2004. The decrease in Costs of revenue resulted from the general decrease in expenditure resulting from the aforementioned sales.

         In the case of our Broadcast media segment, for the three months ended September 30, 2004 compared to the same period in 2003, the percentage of segment revenue represented by each of the following expenses are as follows:
(i) Costs of revenue were 52.8% compared to 60.9%; (ii) Selling and marketing expenses were 12.1% compared to 11.7%; (iii) General and administrative expenses were 12.4% compared to 13.4%; and (iv) Depreciation and amortization expenses were 10.1% compared to 4.5%. The increase in Selling and marketing, and Depreciation and amortization, expenses primarily reflects the growth in the production of programs and our increased investment in the broadcasting business including the purchase of new broadcasting equipment in 2004. The decrease in Costs of revenue and General administrative expenses as a percentage of segment revenue is primarily attributable to the increase in Net revenues during the quarter.

         For the three months ended September 30, 2004, the gross profit for our Internet services segment decreased to DKK 2.2 million, or 51.8% of segment revenues compared to DKK 8.4 million, or 45.6% of segment revenues for the same period in 2003. This decrease is primarily attributable to the sale of all non-profitable Internet businesses in fourth quarter of 2003 and the first quarter of 2004 and the sale of our Public Key Infrastructure business to VeriSign on April 1, 2004, which reduced our activities for the three months ended September 30, 2004. In the case of our Broadcast media segment, for the three months ended September 30, 2004 the gross profit increased to DKK 11.6 million, or 47.2% of segment revenues compared to DKK 8.5 million, or 39.1% of segment revenues for the same period in 2003. The increase in the gross profit margin reflects an increase in return on our investment in the broadcasting business.


                          GROSS PROFIT       AMOUNT OF    PERCENTAGE
                                              INCREASE     INCREASE
                        2003        2004     (DECREASE)   (DECREASE)
                      -------     -------    ----------   ----------
                                 (IN THOUSANDS OF DKK)
Internet services       8,379       2,210      (6,169)      (73.6%)
Broadcast media         8,509      11,563       3,054        35.9%
                      -------     -------     -------      -------
Total                  16,888      13,773      (3,115)      (18.4%)


         We had an operating loss of DKK 175 thousand for the three months ended September 30, 2004 compared to an operating loss of DKK 2.8 million for the same period in the prior year. In our Internet services segment we had an operating loss of DKK 3.2 million for the three months ended September 30, 2004 compared to an operating loss of DKK 4.8 million for the same period in the prior year. The reduction of operating loss is attributable to the sale of the non-profitable Internet businesses in fourth quarter of 2003 and the first quarter of 2004 and the sale of our Public Key Infrastructure business to VeriSign on April 1, 2004. In our Broadcast media segment we had operating income of DKK 3.1 million for the three months ended September 30, 2004, an increase of DKK 1.05 million compared to operating income of DKK 2.06 million for the same period in the prior year. The increase in operating income primarily is attributable to an increase in Net revenue of DKK 2.7 million resulting from the expansion of our production of programs for broadcasting and an increase in the number of subscribers to dk4.

NINE MONTHS ENDED SEPTEMBER 30, 2004 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 2003

         Net revenue for the nine months ended September 30, 2004 was DKK 89.7 million, a decrease of DKK 33.4 million, or 27.1%, compared to Net revenue of DKK 123 million for the nine months ended September 30, 2003. The table below compares revenues for the relevant periods on a segment-by-segment basis.


                          NET REVENUE        AMOUNT OF    PERCENTAGE
                                              INCREASE     INCREASE
                        2003        2004     (DECREASE)   (DECREASE)
                      -------     -------    ----------   ----------
                                 (IN THOUSANDS OF DKK)
Internet services      59,509      22,100     (37,409)      (62.9%)
Broadcast media        63,535      67,593       4,058         6.4%
                      -------     -------     -------      -------
Total                 123,044      89,693     (33,351)      (27.1%)


         The decrease in Net revenue in our Internet services segment reflects the fact that during 2003, we made the decision to change our strategic focus to our broadcasting business and consequently, we sold our Public Key Infrastructure business to VeriSign on April 1, 2004, our Hosting business to Mondo A/S as of January 1, 2004, all activity in our Remote backup business to MUNK IT A/S as of November 30, 2003, EuroTrust France as of December 31, 2003 and our surveillance business in Realtime Security and our Swedish subsidiary EuroTrust Sweden AB as of November 30, 2003 and December 31, 2003, respectively. The increase in Net revenue in our Broadcast media segment for the nine months ended September 30, 2004 reflects an increase in the number of subscribers to dk4 and in the growth in the production of programs for broadcasting.

         Total operating expenses for the nine months ended September 30, 2004 was DKK 96 million, a decrease of DKK 36.5 million, or 27.5%, compared to total operating expenses of DKK 132.5 million for the nine months ended September 30, 2003. Total operating expenses include Costs of revenue, Selling and marketing expenses, General and administrative expenses and Depreciation and amortization. For the nine months ended September 30, 2004 compared to the same period in 2003, the percentage of total net revenues represented by each of the following expenses are as follows: (i) Costs of revenue was 56.3% compared to 50.6%; (ii) Selling and marketing expenses was 22.3% compared to 28.2%; (iii) General and administrative expenses was 20.6% compared to 24.1%; and (iv) Depreciation and amortization expenses was 7.9% compared to 4.8%. The tables below show our operating expenses by category on a segment-by-segment basis.

                        COSTS OF REVENUE     AMOUNT OF    PERCENTAGE
                                              INCREASE     INCREASE
                        2003        2004     (DECREASE)   (DECREASE)
                      -------     -------    ----------   ----------
                                 (IN THOUSANDS OF DKK)
Internet services      24,655       8,875     (15,780)      (64.0%)
Broadcast media        37,624      41,616       3,992        10.6%
                      -------     -------     -------      -------
Total                  62,279      50,491     (11,788)      (18.9%)


                          SELLING AND        AMOUNT OF    PERCENTAGE
                           MARKETING          INCREASE     INCREASE
                        2003        2004     (DECREASE)   (DECREASE)
                      -------     -------    ----------   ----------
                                 (IN THOUSANDS OF DKK)
Internet services      26,974      10,646     (16,328)      (60.5%)
Broadcast media         7,674       9,341       1,667        21.7%
                      -------     -------     -------      -------
Total                  34,648      19,987     (14,661)      (42.3%)


                          GENERAL AND        AMOUNT OF    PERCENTAGE
                         ADMINISTRATIVE       INCREASE     INCREASE
                        2003        2004     (DECREASE)   (DECREASE)
                      -------     -------    ----------   ----------
                                 (IN THOUSANDS OF DKK)
Internet services      19,725       8,160     (11,565)      (58.6%)
Broadcast media         9,964      10,339         375         3.8%
                      -------     -------     -------      -------
Total                  29,689      18,499     (11,190)      (37.7%)

                        DEPRECIATION AND     AMOUNT OF    PERCENTAGE
                          AMORTIZATION        INCREASE     INCREASE
                        2003        2004     (DECREASE)   (DECREASE)
                      -------     -------    ----------   ----------
                                 (IN THOUSANDS OF DKK)
Internet services       3,043       1,507      (1,536)      (50.5%)
Broadcast media         2,858       5,550       2,692        94.2%
                      -------     -------     -------      -------
Total                   5,901       7,057       1,156        19.6%


         With respect to our Internet services segment, Costs of revenue decreased by DKK 15.8 million to DKK 8.9 million which is primarily attributable to our decision to change our strategic focus to our broadcasting business and the sale of all non-profitable internet businesses during fourth quarter of 2003 and the first quarter of 2004 and the sale of our Public Key Infrastructure business to VeriSign on April 1, 2004. For the nine months ended September 30, 2004 compared to the same period in 2003, the percentage of segment revenue represented by each of the following expenses are as follows: (i) Costs of revenue were 40.2% of compared to 41.4%; (ii) Selling and marketing expenses were 48.2% compared to 45.3%; (iii) General and administrative expenses was 36.9% compared to 33.1%; and (iv) Depreciation and amortization expenses were 6.8% compared to 5.1%. The increase in Selling and marketing, General and administrative, and Depreciation and amortization, expenses primarily attributable to the reduction in Net revenue due to the sale of all non-profitable Internet businesses during fourth quarter of 2003 and the first quarter of 2004. The decrease in Costs of revenue reflects the reduction in actual cost from the aforementioned sale of the non-profitable internet businesses.

         In the case of our Broadcast media segment, for the nine months ended September 30, 2004 compared to the same period in 2003, the percentage of segment revenue represented by each of the following expenses are as follows:
(i) Costs of revenue were 61.6% compared to 59.2%; (ii) Selling and marketing expenses were 9.4% compared to 12.1%; (iii) General and administrative expenses was 15.3% compared to 15.7%; and (iv) Depreciation and amortization expenses were 8.2% compared to 4.5%. The general increase in expenses we experienced in the nine months ended September 30, 2004 is primarily attributable to the growth in the production of programs and our increased investment in the broadcasting business.

         For the nine months ended September 30, 2004, the gross profit for our Internet services segment decreased to DKK 13.2 million, or 59.8% of segment revenues compared to DKK 34.9 million, or 58.6% of segment revenues for the same period in 2003. This decrease is primarily attributable the sale of all non-profitable internet businesses in fourth quarter of 2003 and the first quarter of 2004 and the sale of our Public Key Infrastructure business to VeriSign on April 1, 2004, which reduced our cost of sales for the nine months ended September 30, 2004. In the case of our Broadcast media segment, for the nine months ended September 30, 2004 the gross profit increased to DKK 26.0 million, or 38.4% of segment revenues compared to DKK 25.9 million, or 40.8% of segment revenues for the same period in 2003. The increase in the gross profit margin reflects an increase in return on our investment in the broadcasting business during the first nine months of 2004.

                          GROSS PROFIT       AMOUNT OF    PERCENTAGE
                                              INCREASE     INCREASE
                        2003        2004     (DECREASE)   (DECREASE)
                      -------     -------    ----------   ----------
                                 (IN THOUSANDS OF DKK)
Internet services      34,854      13,225     (21,629)      (62.1%)
Broadcast media        25,911      25,977          66         0.3%
                      -------     -------     -------      -------
Total                  60,765      39,202     (21,563)      (35.5%)


         We had an operating loss of DKK 6.3 million for the nine months ended September 30, 2004 compared to an operating loss of DKK 9.5 million for the same period in the prior year. In our Internet services segment we had a operating loss of DKK 7.1 million for the nine months ended September 30, 2004 compared to a loss of DKK 14.9 million for the same period in the prior year. In our Broadcast media segment our operating income decreased to DKK 747 thousand for the nine months ended September 30, 2004 compared to an operating income of DKK
5.4 million for the same period in the prior year. The decrease in operating income reflects a general increase in operating expenses due to a significant increase in capital expenditures made this year in connection with the expanded activity in our production of programs for broadcasting by others and a general increase in our investment in the broadcasting business.

         On April 1, 2004, we sold the Secure Socket Layer certificate assets of our wholly-owned subsidiary, EuroTrust PKI, to VeriSign. EuroTrust PKI was the subsidiary through which we sold Public Key Infrastructure (PKI) Services, including VeriSign's SSL certificates and related services in Austria,
Switzerland, Finland, Norway, Sweden and Denmark. Under the terms of the agreement, VeriSign paid us DKK 52.3 million ($8.5 million U.S.) in cash and assume the ongoing obligations of EuroTrust PKI SSL contracts. In connection with the sale we recognized a net gain on sale of business of DKK 63 million ($10.2 million U.S.).

         On September 30, 2004 we sold the Internet assets of our wholly-owned subsidiary, Virus112 A/S to Comendo A/S for an aggregate purchase price of approximately U.S. $2.5 million of which U.S. $700,000 was paid to us in cash at the closing and the balance was paid by a five-year note receivable in the principal amount of U.S. $1.8 million, bearing 6% interest per annum. Virus112 A/S is the subsidiary through which we offered virus detection products and services. Virus112 A/S is the subsidiary through which we offered virus detection products and services. Comendo also agreed to hire all Virus 112 employees and assume all of our obligations to them and to enter into a five-year lease with us to rent the facilities housing Virus 112's operations. In connection with the sale we recognized a net gain on sale of business of DKK
19.7 million ($3.3 million U.S.).

         LIQUIDITY AND CAPITAL RESOURCES

         Historically, our primary cash needs have been for capital expenditures and to fund operating losses. At September 30, 2004, our cash balances totaled DKK 13.3 million including restricted cash of DKK 5.9 million compared to cash balances DKK 9.4 million with no restricted cash at December 31, 2003. At September 30, 2004 the ratio of current assets to current liabilities was 0.87 to 1. Our current assets primarily reflect our cash, restricted cash, accounts receivables, other receivables and prepaid expenses and deposits.

         At September 30, 2004, we have secure lines of credit from banks totaling DKK 10 million, from which all have been drawn. Interest is payable on the line at a floating rate based on the market rates of the major banks. The weighted average interest rate as of September 30, 2004 was 5.5%. In Denmark, a line of credit, such as that used by us, can be cancelled upon three months notice. Any termination would result in the principal and interest becoming due and payable immediately. The line of credit has been used for working capital purposes.

         For the nine months ended September 30, 2004, cash used in operations was DKK 6.4 million compared to DKK 12.5 million for the nine months ended September 30, 2003, a decrease of DKK 6.1 million. The decrease is primarily due to the sale of certain of our business and business assets in the Internet services segment and the improved results of operations for the nine months ended September 30, 2004.

         For the nine months ended September 30, 2004, cash provided in investing activities was DKK 7.8 million compared to cash used in investing activities of DKK 8.7 million for the nine months ended September 30, 2003, an increase of DKK 16.4 million. This increase is primarily attributable to the sale of our Secure Socket Layer certificate assets of EuroTrust PKI to VeriSign as of April 1, 2004.

         For the nine months ended September 30, 2004, DKK 3.2 million was used in financing activities compared to cash used in financing activities of DKK 4.3 million for the nine months ended September 30, 2003.

         Our capital expenditures for the nine months ended September 30, 2004 totaled DKK 16.0 million, for the purchase of certain mobile production equipment for use in our broadcast media business. Additionally, we purchased DKK 32.5 million of mobile production equipment under two equipment purchase agreements financed through the supplier pursuant to which we will be required to make quarterly payments of DKK 2.75 million through August 30, 2006.

         For the first nine months of 2004 we have continued to experience net cash outflows from our operations. If this trend continues we may be required to raise additional cash to fund both our operations and any capital expenditures.

         We believe that our cash on hand together with borrowings currently available and other potential sources of funds will be sufficient to fund our anticipated working capital needs and capital spending requirements in the foreseeable future. However, if we were to incur any unanticipated expenditures a substantial burden could be placed on our cash resources.

                                  RISK FACTORS

         OUR FUTURE OPERATING RESULTS ARE HIGHLY UNCERTAIN AND MAY BE INFLUENCED BY A VARIETY OF FACTORS INCLUDING THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS REPORT. IN ADDITION TO OTHER INFORMATION IN THIS FORM 6-K, THE FOLLOWING RISK FACTORS SHOULD BE CAREFULLY CONSIDERED IN EVALUATING OUR BUSINESS AND US BECAUSE THESE FACTORS CURRENTLY HAVE A SIGNIFICANT IMPACT OR MAY HAVE A SIGNIFICANT IMPACT ON OUR BUSINESS, OPERATING RESULTS OR FINANCIAL CONDITION. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS FORM 6-K AS A RESULT OF THE RISK FACTORS DISCUSSED BELOW AND ELSEWHERE IN THIS FORM 6-K.

WE  HAVE  A  SIGNIFICANT   ACCUMULATED   LOSS  AND  THE   LIKELIHOOD  OF  FUTURE
PROFITABILITY IS UNCERTAIN. CONTINUING LOSSES MAY EXHAUST OUR CAPITAL RESOURCES AND FORCE US TO TERMINATE OPERATIONS.

         We incurred a net loss in each of the years ended December 31, 1999, 2000, 2002 and 2003 and we incurred an operating loss in each of those years and for the year ended December 31, 2001. For the nine months ended September 30, 2004 we had an operating loss of DKK 6.34 million, (U.S. $1.06 million). As of September 30, 2004, we had a cumulative net loss of DKK 433.2 million, (U.S. $72.2 million). We may incur additional losses in the foreseeable future. We cannot assure you that we will become profitable or, if we do become profitable, that we will be able to sustain or increase our profitability in the future. If operating losses continue for longer than we expect and we cannot raise additional capital, we may be forced to terminate operations.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE. IF WE CANNOT DO SO, WE MAY NOT BE ABLE TO FUND OUR FUTURE ACTIVITIES OR CONTINUE OPERATING.

         Our future capital requirements will depend on a number of factors, including new acquisition opportunities and our ability to increase our revenues and control our expenses. If we need to raise additional capital in the future, we cannot assure you that we will be able to do so on acceptable terms or at all. If we raise additional capital through the issuance of equity or convertible debt securities, the percentage ownership of our company held by existing shareholders, including holders of our ADSs, will be diluted. In addition, new securities may contain certain rights, preferences or privileges that are senior to those of our ordinary shares. If we are unsuccessful in raising additional capital, when needed, our business and results from operations may be materially and adversely affected.

OUR FUTURE REVENUES ARE UNPREDICTABLE AND OUR FINANCIAL RESULTS MAY FLUCTUATE. IF OUR FINANCIAL RESULTS FALL BELOW EXPECTATIONS IN ONE OR MORE FUTURE QUARTERS, THE MARKET PRICE OF OUR ADSS MAY BE NEGATIVELY IMPACTED.

         We cannot accurately forecast our revenues or operating results. Our revenues and operating results may fluctuate significantly because of several factors, many of which are beyond our control. These factors include:

     o   market acceptance of our products and services;

     o a change in television viewer preferences if we are unsuccessful in addressing those changes in our programming; and

     o   the non-renewal or termination of our contract with TeleDanmark Kabel.

     o   the non-renewal or termination of our contract with Canal Digital A/S

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

     o   the  continued   interest  in  televising   live  sporting   events  in
         Scandinavia

     o   the  pace  at  which  new   television   programming   is  produced  in
         Scandinavia;

     o   customer renewal rates for our products and services;

     o our success in cross marketing our products and services to our existing customers and to new customers;

     o   our ability to expand our operations;

     o our success in assimilating the operations and personnel of any acquired businesses;

     o the impact of price changes in our products and services or those of our competitors;

     o general economic conditions and economic conditions specific to the television programming production or Internet services industry;


Due to all of the above factors, we believe that period-to-period comparisons of our operating results will not necessarily be meaningful, and you should not rely on them as an indication of future performance. Also, operating results may fall below our expectations and the expectations of securities analysts or investors in one or more future quarters. If this were to occur, the market price of our ordinary shares would likely decline which may result in a significant decline in the value of your investment.

WE HAVE A LIMITED OPERATING HISTORY IN THE MEDIA BUSINESS AND MAY ENCOUNTER DIFFICULTIES SIMILAR TO THOSE FACED BY EARLY STAGE COMPANIES. OUR RESULTS FROM OPERATIONS MAY DEPEND ON HOW SUCCESSFUL WE ARE IN DEALING WITH THESE DIFFICULTIES.

         Over the last five years, our business has evolved from (i) a telecommunications company that also provided Internet access to (ii) an Internet services provider focusing primarily on domain name registration services to (iii) providing trusted Internet infrastructure products and services. Our current business primarily consists of our media division which is made up of our TV broadcast channel - dk4 and our TV production company - Prime Vision. We have only a limited operating history in these businesses on which you can base an evaluation of our current business and prospects. As such, our current business and prospects must be considered in light of the risks and uncertainties encountered by companies in the early stages of development. We cannot be certain that we will successfully address this risk. If we fail, our business and results from operations may be materially and adversely impacted.

WE COMPETE IN THE HIGHLY COMPETITIVE BROADCASTING INDUSTRY.

         The Danish broadcast industry is highly competitive and dominated by a few large companies. As a result of competition, we consolidated our broadcast operations into one channel. In addition, we expect that the number of channels competing for the places in the TeleDanmark Kabel programming network will increase in the ensuing years. If viewer preferences change and we are unsuccessful in addressing those changes in our programming, we may lose favor with them and they may choose to view a competitor's channel over ours.

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

IF WE ARE UNABLE TO NEGOTIATE A RENEWAL OF OUR CONTRACT WITH EITHER TELEDANMARK KABEL OR CANAL DIGITAL A/S THE REVENUES FROM OUR BROADCASTING BUSINESS MAY BE ADVERSELY AFFECTED.

         Our dk4 television channel is carried as part of the basic package of channels provided to all cable television subscribers to TeleDanmark Kabel (the primary Company providing cable television service in Denmark), for which we receive a per subscriber fee as well as to all subscribers of Canal Digital A/S, a Danish digital satellite television service provider. Our agreement with each of TeleDanmark Kabel and Canal Digital A/S to carry dk4 as part of its basic package expires on December 31, 2006 and December 31, 2007, respectively. If we are unable to renew either agreement the revenues from our broadcasting business would decrease significantly and the results of operations from our broadcasting business would be materially and adversely affected. We cannot assure you that we will successfully negotiate a renewal of our agreement with TeleDanmark Kabel or Canal Digital A/S.

IF THE INTEREST IN VIEWING LIVE SPORTING EVENTS IN THE SCANDINAVIAN MARKET SHOULD DECREASE OR IF THERE IS A SLOWDOWN IN OTHER TELEVISION PROGRAMMING PRODUCTION OUR RESULTS COULD BE ADVERSELY AFFECTED.

         We have eight large mobile television production vans which are leased to various other companies primarily for their broadcast of live sporting events or the production of original television programming. We also provide many of the technical personnel required for these productions. If we are unable to lease these vans and our technical personnel to other broadcasters or television production companies we will be in a position where we will not be able to cover the expenses associated with this business which in turn could materially and adversely effect our business. Our ability to keep these vans busy in order to generate revenue will be effected by many factors outside of our control, including the continued interest in viewing live sporting events and the continued desire to produce television programming in Scandinavia.

OUR RESULTS FROM OPERATIONS MAY BE NEGATIVELY IMPACTED IF WE ARE NOT ABLE TO ESTABLISH A BRAND IDENTITY.

         We believe that establishing and maintaining a good reputation and name recognition is critical to our success. We also believe that the importance of reputation and name recognition will increase due to the growing number of companies providing Internet infrastructure products and services. Over the last three years, we have gone through several name changes as our business has evolved. In 1999, we changed our name from Telepartner A/S to euro909.com A/S and in December 2001 to EuroTrust A/S. Our brand-enhancement strategy includes mass market and multimedia advertising, promotional programs and public relations activities. In addition, promoting and enhancing our name depends largely on our success in providing uninterrupted high quality services. We intend to make significant expenditures on advertising and promotional programs and activities. We cannot assure you that our efforts will lead to an increase in net revenues sufficient to cover our advertising and promotional expenses. To build brand identity we must provide high quality services at a competitive price. If our reputation is damaged or if potential clients are not aware of the products and services we provide, or if our clients do not perceive our services as effective, reasonably priced or qualitatively better than the competition, our reputation could be materially and adversely affected and we could lose market share.

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

OUR LONG-TERM GROWTH STRATEGY ASSUMES THAT WE MAKE SUITABLE ACQUISITIONS AND INVESTMENTS. IF WE ARE UNABLE TO ADDRESS THE RISKS ASSOCIATED WITH ACQUISITIONS AND INVESTMENTS OUR BUSINESS COULD BE HARMED.

         Our long-term growth strategy includes identifying and, from time to time, acquiring or investing in suitable candidates on acceptable terms. In particular, we intend to acquire or make investments in businesses that provide products and services that expand or complement our existing businesses and expand our geographic reach. In pursuing acquisition and investment opportunities, we may compete with other companies having similar growth and investment strategies. Competition for these acquisition or investment targets could also result in increased acquisition or investment costs and a diminished pool of businesses, technologies, services or products available for acquisition or investment. Our long-term growth strategy could be impeded if we fail to identify and acquire or invest in promising candidates on terms acceptable to us.

         Assimilating acquired businesses involves a number of other risks, including, but not limited to:

     o   disrupting our business;

     o incurring additional expense associated with a write-off of a portion of goodwill and other intangible assets due to changes in market conditions or the economy in the markets in which we compete or because acquisitions are not providing the benefits expected;

     o   incurring unanticipated costs or unknown liabilities;

     o   managing more geographically-dispersed operations;

     o   diverting management's resources from other business concerns;

     o   retaining the employees of the acquired businesses;

     o   maintaining existing customer relationships of acquired companies;

     o   assimilating  the operations and personnel of the acquired  businesses;
         and

     o   maintaining uniform standards, controls, procedures and policies.

For all these reasons, our pursuit of an overall acquisition and investment strategy or any individual acquisition or investment could have a material adverse effect on our business, financial condition and results of operations. If we are unable to successfully address any of these risks, our business could be harmed.

RAPID GROWTH IN OUR BUSINESS COULD STRAIN OUR MANAGERIAL, OPERATIONAL, FINANCIAL, ACCOUNTING AND INFORMATION SYSTEMS, CUSTOMER SERVICE STAFF AND OFFICE RESOURCES. IF WE FAIL TO MANAGE OUR GROWTH EFFECTIVELY, OUR BUSINESS MAY BE NEGATIVELY IMPACTED.

         In order to  achieve  our growth  strategy,  we will need to expand all aspects of our business, including our computer systems and related infrastructure, customer service capabilities and sales and marketing efforts. We cannot assure you that our infrastructure, technical staff and technical resources will adequately accommodate or facilitate our expanded operations. To be successful, we will need to continually improve our financial and managerial controls, billing systems, reporting systems and procedures, and we will also need to continue to expand, train and manage our workforce.

OUR  INTERNATIONAL  PRESENCE  CREATES  RISKS  WHICH  MAY  ADVERSELY  AFFECT  OUR
BUSINESS.

         Currently, our operations focus on the Scandinavian, markets. In addition to the uncertainty as to our ability to successfully expand our Scandinavian presence, there are certain risks inherent in doing business on an international level. These risks include differences in legal and regulatory requirements and other trade barriers, difficulties in staffing and managing foreign operations, problems in collecting accounts receivable, fluctuations in currency exchange rates, delays from government agencies, and tax laws. In addition, our operations may be affected by changing economic, political and governmental conditions in the countries in which we operate. Changes in competition, economics, politics or laws, including tax, labor, environmental and employment, could affect our ability to sell our products and services in those countries. Our inability or failure to address these risks could have a material adverse affect on our business, operations and financial condition. Also, we cannot assure you that laws or administrative practices relating to taxation, or other matters of countries within which we operate will not change. Any change in these areas could have a material adverse effect on our business, financial condition and results of operations.

IF WE ARE UNABLE TO ATTRACT AND RETAIN HIGHLY QUALIFIED MANAGEMENT AND TECHNICAL PERSONNEL, OUR BUSINESS MAY BE HARMED.

         Our success depends in large part on the contributions of our senior management team, technology personnel and other key employees and on our ability to attract, integrate, train, retain and motivate these individuals and additional highly skilled technical and sales and marketing personnel. We face intense competition in hiring and retaining quality management personnel. Many of these companies have greater financial resources than we do to attract and retain qualified personnel. The only key employees that have signed employment agreements are Aldo Petersen, our Chief Executive Officer, and Soren Degn, our Chief Financial Officer. Under these agreements, they can terminate their employment on six months notice. As a result, we may be unable to retain our key employees or attract, integrate, train and retain other highly qualified employees in the future, when necessary. If we fail to attract qualified personnel or retain and motivate our current personnel, our business may be negatively impacted.

OUR RESULTS FROM OPERATIONS MAY BE ADVERSELY AFFECTED BY EXCHANGE RATE FLUCTUATIONS.

         A portion of our expenditures and receivables are paid in foreign currencies. As a result, our financial results may be affected by an appreciation or depreciation in the value of the Danish Kroner relative to the currencies of the countries in which we operate. Except for one hedging transaction done in March of 2002, we have not engaged in hedging or other risk management activities in order to offset the risk of currency exchange rate fluctuations. We cannot predict in any meaningful way the effect of exchange rate fluctuations upon future results. If the value of the Danish Kroner depreciates and the currencies of the countries in which we operate appreciate or remain stable our results from operations may be negatively affected.

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

THE MARKET PRICE OF OUR ADSS MAY DECLINE IF THE VALUE OF THE DANISH KRONER FALLS AGAINST THE US DOLLAR.

         Fluctuations in the exchange rate between the Danish Kroner and the US dollar are likely to affect the market price of our ADSs. For example, because EuroTrust's financial statements are reported in Danish Kroners, if the value of the Danish Kroner falls against the US dollar, EuroTrust's earnings per share in US dollars will be reduced. This may adversely affect the price at which our ADSs trade in the US.

THERE IS A LIMITED PUBLIC MARKET FOR OUR SECURITIES AND OUR SECURITIES MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS.

         Our ordinary shares are not listed on any securities exchange or market. However, our ADSs are quoted on the Nasdaq SmallCap Market(R). The market price of our ADSs may fluctuate significantly in response to various factors and events, including:

     o   variations in our operating results;

     o   the liquidity of the markets;

     o   investor perceptions of us and the industry in which we operate;

     o   changes in earnings estimates by analysts;

     o   sales of ADSs by existing holders; and

     o   general economic conditions.

         In addition, Nasdaq has recently experienced broad price and volume fluctuations, particularly in the technology sector. This volatility has had a significant effect on the market price of securities of companies for reasons that have often been unrelated to their operating performance. These broad market fluctuations may also adversely affect the market price of our ADSs and as a result, holders of our ADSs may lose a significant portion of their investment.

WE HAVE NEVER PAID A DIVIDEND NOR DO WE ANTICIPATE DOING SO IN THE FORESEEABLE FUTURE.

         We have not declared or paid any cash dividends on our ordinary shares. We do not expect to declare any dividends in the foreseeable future. We anticipate that all cash that would otherwise be available to pay dividends will be applied in the foreseeable future to finance our growth or to implement shareholder-approved repurchases of our stock. Payment of any future dividends will depend on our earnings and capital requirements, and other factors our board of directors deem appropriate.

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

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.


                                                 EUROTRUST A/S


Dated: December 1, 2004                          By: /s/ Soren Degn
                                                     ---------------------------
                                                         Soren Degn
                                                         Chief Financial Officer

                                INDEX TO EXHIBITS

                                    EXHIBITS
                                    --------

13.1 Chief Executive Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350.*

13.2 Chief Financial Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350.*


-----------

* Included herewith.

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